# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GUERRILLA RF, INC., CIK 0001832487
CUSIP: 40162G203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2000 PISGAH CHURCH ROAD, GREENSBORO, North Carolina (NC), 27455
Date of event which requires filing of this statement: 03/28/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- Lytton, Laurence W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,084,179; shared voting power 4,400; sole dispositive power 1,084,179; shared dispositive power 4,400; aggregate amount beneficially owned 1,088,179 (9.99% of the class)
  Comment: As of August 25, 2025, the reporting person beneficially owns 712,769 shares of Common Stock and warrants to purchase another 400,000 shares of Common Stock subject to a 9.99% beneficial ownership limitation. On March 28, 2024, the reporting person acquired 400,000 shares of Common Stock and warrants to acquire 400,000 shares of Common Stock subject to a 9.99% beneficial ownership limitation in a private placement from the Issuer, which represented more than 5% of the Issuer's outstanding Common Stock at that time. The percentages reported in this Schedule 13G are based on 10,517,278 shares of Common Stock outstanding as of August 8, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025.

## Item 1. Issuer
Name of issuer: GUERRILLA RF, INC.
Address of issuer's principal executive offices: 2000 Pisgah Church Road, Greensboro, North Carolina 27455

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,088,179
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,084,179
Shared power to vote or to direct the vote: 4,400
Sole power to dispose or to direct the disposition: 1,084,179
Shared power to dispose or to direct the disposition: 4,400

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lytton, Laurence W.: /s/ Laurence W. Lytton, Reporting Person (08/25/2025)